UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2015

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On December 16, 2015, Intec Pharma Ltd. issued a press release announcing that it has been informed by the European Patent Office that a European patent will be granted December 23, 2015 on the Company’s European Patent Application for a “Zaleplon gastroretentive drug delivery system.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intec Pharma Ltd.
Date: December 16, 2015
	By:	/s/ Zeev Weiss
Zeev Weiss
Chief Executive Officer

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated December 16, 2015